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A GCC REPRESENTATIVE OFFICE
OF DUANE MORRIS

MEXICO CITY
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David N. Feldman DIRECT DIAL: +1 212 692 1036 PERSONAL FAX: +1 212 202 6094 E-MAIL: dnfeldman@duanemorris.com
www.duanemorris.com

January 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

Re:	Myomo, Inc. Offering Statement on Form 1-A Filed January 6, 2017 File No. 024-10662

Dear Ms. Ravitz:

On behalf of Myomo, Inc. (the “Company”), we hereby submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 19, 2017 regarding the above referenced offering statement of the Company filed with the Commission on Form 1-A (File No. 024-10662) on January 6, 2017 (as amended from time to time, the “Offering Statement”).

The Company is concurrently filing via EDGAR an amendment to the Offering Statement (the “Amendment”). The Amendment reflects amended disclosure in response to the Staff’s comments.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Offering Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Offering Statement.

Duane Morris llp
1540 Broadway new york, ny 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

Amanda Ravitz January 30, 2017 Page 2

Parts II and III

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.	We note your response to prior comment 5. Please tell us whether you sell your products directly to VA hospitals and provide your analysis of whether the termination of your distribution agreement with Össur Americas, Inc. will materially impact your prospects given that Össur agreed to resell your product to VA hospitals in the U.S.

RESPONSE: The Company’s sales force sells directly to VA hospitals, and our new distribution agreement with Otto Bock Healthcare LP (“Ottobock”) is expected to result in increased sales to VA hospitals in 2017. Ottobock has committed to larger minimum order volumes in the distribution agreement than Össur did in our former agreement with them.

Results of Operations, page 34

2.	We note your response to prior comment 6. Please quantify the amount of your increased revenues attributable to sales of your MyoPro Motion W and Motion G models. Also, revise your disclosure to clarify the “more uncertain reimbursement environment” and “a change in marketing strategy” that impacted your revenues for the year ended December 31, 2015 compared to December 31, 2014.

RESPONSE: In response to the Staff’s comment, the Company has quantified the amount of its increased revenues attributable to sales of these two new products. The Company has also revised its disclosure to clarify the more uncertain reimbursement environment that impacted it in 2015, and the resultant change in its marketing strategy.

Intellectual Property, page 48

3.	We note your response to prior comment 8. Please tell us whether you anticipate a breach of the revenue obligations for fiscal year 2016. Also, revise your first risk factor on page 14 to discuss the revenue obligation, your past breach of the revenue obligation, the waiver you were required to obtain, and the potential risks and consequences of a future breach.

RESPONSE: In response to the Staff’s comment, the Company has advised that it does not anticipate a breach of the revenue obligations for fiscal year 2016 because its revenue for such period exceed $750,000. The Company has revised the first risk factor on page 14 to discuss the revenue obligation, the Company’s past breach of the revenue obligation, the waiver the Company was required to obtain, and the potential risks and consequences of a future breach.

Amanda Ravitz January 30, 2017 Page 3

Executive Compensation, page 57

4.	Please provide executive officer and director compensation disclosure for your last completed fiscal year ended December 31, 2016. Refer to Item 11 of Part II of Form 1-A.

RESPONSE: In response to the Staff’s comment, the Company has updated its executive officer and director compensation disclosures to include the fiscal year ended December 31, 2016.

Please feel free to contact the undersigned at (212) 692-1036 if you have any questions relating to the Offering Statement or this letter.

Very truly yours,

/s/ David N. Feldman
David N. Feldman, Esq.

DNF: lk

cc:	Paul R. Gudonis, Chief Executive Officer